1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: 561.478.7077 Fax: 561.659.0701 www.harriscramer.com Michael D. Harris, Esq. (561) 689-4441 mharris@harriscramer.com

August 12, 2010

VIA EDGAR
Mr. Matthew Crispino
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Ghost Technology, Inc.
Registration Statement on Form 10
Filed June 21, 2010
File No. 000-31705

Dear Mr. Crispino:

This letter serves to confirm that this law firm is holding in escrow a letter executed by the President of Ghost Technology, Inc. withdrawing the Registration Statement on Form 10 if a Form 10/A containing audited financial statements for the years ended June 30, 2010 and 2009 is not filed by 5:30 p.m. Washington, D.C. time on Wednesday, August 18, 2010.  In addition, the same letter withdraws the Form 10, as amended, in the event the Staff raises any oral or written comments on Thursday, August 19, 2010.

We have full unconditional and irrevocable authority to file the withdrawal letter on behalf of Ghost Technology, Inc. in the event either contingency referred to above arises.

If you have any questions, please call me.

Sincerely yours,

/s/ Michael D. Harris

Michael D. Harris

MDH/dfm

Enclosure

cc:           Mr. Gianfranco Gracchi (via email)